Exhibit 99.1

Zhongchao Inc. Reports Fiscal Year 2019 Financial Results

Revenues grew 15.7% to $14.88 million and net earnings increased 26.7% to $0.19 per share

Shanghai, China, May 8, 2020 /PRNewswire/-- Zhongchao Inc. (NASDAQ: ZCMD) (“Zhongchao” or the “Company”), an online provider of healthcare information, professional training and educational services to healthcare professionals and the public in China, announced today its financial results for the fiscal year ended December 31, 2019.

Fiscal Year 2019 Financial Highlights

	For the Year Ended December 31,
($ millions, except per share data)	2019	2018	% Change
Revenues	$14.88	$12.87	15.7%
Gross profit	$10.23	$8.41	21.6%
Gross margin	68.7%	65.4%	3.3 pp
Income from operations	$3.64	$3.27	11.2%
Operating margin	24.5%	25.5%	-1.0 pp
Net income attributable to ZCMD	$4.05	$3.02	34.0%
Earnings per share	$0.19	$0.15	26.7%
* pp: percentage points

•	Revenues increased by 15.7% to $14.88 million for fiscal year 2019, primarily driven by increased orders from existing NFP customers including contribution from patient-aid projects that we launched during fiscal year 2019.
•	Gross profit increased by 21.6% to $10.23 million while gross margin improved by 3.3 percentage points to 68.7% for fiscal year 2019.
•	Operating income increased by 11.2%, to $3.64 million for fiscal year 2019, primarily attributable to increased gross profit and partially offset by increased operating expenses.
•	Net income attributable to the Company’s shareholders increased by 34.0% to $4.05 million for fiscal year 2019, primarily driven by increased gross profit and government grants and partially offset by increased operating expenses.
•	Earnings per share increased by 26.7% to $0.19 for fiscal year 2019 from $0.15 for fiscal year 2018.

“We are pleased with the strong financial performance for the fiscal year 2019. Our revenues and earnings per share for 2019 as compared to those for 2018 have increased by 15.7% and 26.7%, respectively. Our 2019 financial results highlight continuing strength in our business as one of the leading online providers of healthcare information, professional training and educational services to healthcare professionals and the public in China,” said Mr. James Yang, Chairman and Chief Executive Officer of Zhongchao.

“Our platforms of MDMOOC and Sunshine Health Forums continue to expand, gathering increasing number of subscriptions and click-throughs. This, combined with the continuing shift of the healthcare information, education and training services industry from offline to online, particularly against the backdrop of the COVID-19 pandemic, as well as increasing publicity and strengthened financial condition following our recent Nasdaq listing and Initial Public Offering (the “IPO”), bodes well for us,” concluded Mr. Yang.

Fiscal Year 2019 Financial Results

Revenues

For the fiscal year ended December 31, 2019, revenues increased by $2.02 million, or 15.7%, to $14.88 million, as compared to $12.87 million for fiscal year 2018. The increase in revenues was primarily driven by increased orders from existing NFP customers including contribution from patient-aid projects that we launched in the end of 2018.

We generate revenues from pharmaceutical enterprise customers and not-for-profit organizations (“NFPs”) customers from design and production of online medical courses, organizing offline medical training services, and other consulting and academic support services.

Cost of revenues

Cost of revenue increased by $0.20 million, or 4.5%, to $4.66 million for fiscal year 2019 as compared to $4.46 million for fiscal year 2018. The increase of cost of revenues was in line with increased revenues. Cost of revenues was comprised of direct related costs incurred by both online and offline seminars and patient-aid projects, including expenses of travelling and accommodation, seminar site-rental, video production and backdrop production, professional service fees charged by experts, salary and welfare expenses incurred by the key members of the editorial, design and production team, and labor cost for patient-aid projects.

Gross profit

Gross profit increased by $1.82 million, or 21.6%, to $10.23 million for fiscal year 2019 as compared to $8.41 million for fiscal year 2018. The increase in gross profit was attributable to increased revenues as well as improvement in gross margin.

Gross margin increased by 3.3 percentage points to 68.7% for fiscal year 2019 as compared to 65.4% for fiscal year 2018.  The increase in gross margin was related to patient-aid projects that typically incur lower costs than other medical training and education programs.

Operating expenses

Selling and marketing expenses increased by $0.94 million, or 41.4%, to $3.20 million for fiscal year 2019 as compared to $2.26 million for fiscal year 2018. The increase in selling and marketing expenses was mainly attributable to an increase of $0.68 million in advertising expenses as a result of promoting the Company’s Sunshine Health Forums platform and an increase of $0.20 million in payroll and welfare expenses. As a percentage of total revenues, selling and marketing expenses accounted for 21.5% for fiscal year 2019, as compared to 17.6% for fiscal year 2018.

General and administrative expenses increased by $1.09 million, or 77.0%, to $2.52 million for fiscal year 2019 as compared to $1.43 million for fiscal year 2018. The increase in general and administrative expenses was mainly attributable to increase in payroll and welfare expenses as well as professional fees associated with our IPO. General and administrative expenses accounted for 17.0% of the total revenues for fiscal year 2019 as compared to 11.1% for fiscal year 2018.

Research and development expenses decreased by $0.59 million, or 40.3%, to $0.86 million for fiscal year 2019 as compared to $1.45 million for fiscal year 2018. The decrease in research and development expenses was mainly attributable to decreased R&D related payroll and welfare expenses as well as software and related intellectual property expenses. As a percentage of total revenues, research and development expenses accounted 5.8% of the total revenues for fiscal year 2019, as compared to 11.3% for fiscal year 2018.

Total operating expenses increased by $1.45 million, or 28.2%, to $6.58 million for fiscal year 2019 as compared to$5.13 million for fiscal year 2018. The increase in operating expenses was mainly attributable to increased selling and marketing expenses, and general and administrative expenses, and partially offset by the decreased research and development expenses.

Operating income

Income from operations increased by $0.37 million, or 11.2%, to $3.64 million for fiscal year 2019 as compared to $3.27 million for fiscal year 2018. The increase in income from operations was primarily attributable to increased gross profit and decreased research and development expenses and partially offset by increased selling and marketing expenses, and general and administrative expenses.

Operating margin decreased by 1.0 percentage point to 24.5% for fiscal year 2019 from 25.5% for fiscal year 2018.

Interest and other income, net

Interest income increased by $0.02 million, or 10.4%, to $0.21 million for fiscal year 2019 as compared to $0.19 million for fiscal year 2018.

Other income, primarily consisted of government subsidies, netting off against donations made to NFPs, was $0.53 million for fiscal year 2019, compared to $0.04 million for fiscal year 2018. The Company recognized government grants of $0.51 million for development of medical database and online medical lectures sharing application and cloud system in fiscal year 2019.

Income before income taxes

Income before income taxes increased by $0.89 million, or 25.2%, to $4.39 million for fiscal year 2019 as compared $3.50 million for fiscal year 2018. The increase in income before income taxes was primarily attributable to increased operating income and government grants recognized in fiscal year 2019.

Income tax expenses decreased by $0.11 million, or 22.9%, to $0.39 million for fiscal year 2019 as compared $0.50 million for fiscal year 2018. The decrease in income tax expenses was primarily attributable to increased deferred tax benefit from non-deductible advertising expenses which was partially offset by increase in income tax expenses due to increased taxable income for fiscal year 2019.

Net income and EPS

Net income increased by $1.00 million, or 33.3%, to $4.00 million for fiscal year 2019 as compared to $3.00 million for fiscal year 2018. The increase in net income was primarily driven by increased gross profit and government grants and partially offset by increased operating expenses.

Net margin increased by 3.6 percentage points to 26.9% for fiscal year 2019 as compared 23.3% for fiscal year 2018.

After deducting for net loss attributable to non-controlling interests, net income attributable to the Company’s shareholders increased by $1.03 million, or 34.0%, to $4.05 million for fiscal year 2019 as compared to $3.02 million for fiscal year 2018.

Earnings per share increased by $0.04, or 26.7%, to $0.19 for fiscal year 2019 as compared to $0.15 for fiscal year 2018.

Financial Condition

As of December 31, 2019, the Company had cash, cash equivalents and short-term investments of $7.83 million, compared to $9.08 million as of December 31, 2018. Accounts receivable were $5.08 million as of December 31, 2019, compared to $1.99 million as of December 31, 2018. Short-term borrowings were $nil and $0.73 million, as of December 31, 2019 and 2018, respectively. Working capital was $12.15 million as of December 31, 2019, compared to $10.23 million as of December 31, 2018.

Net cash provided by operating activities was $1.41 million for fiscal year 2019, compared to $1.31 million for fiscal year 2018. Net cash used in investing activities was $0.20 million for fiscal year 2019, compared to $0.50 million for fiscal year 2018. Net cash used in financing activities was $1.19 million for fiscal year 2019, compared to net cash provided by financing activities of $4.34 million for fiscal year 2018.

Recent Developments

On April 24, 2020, the Company announced the launch of virtual seminar series (the “Virtual Seminar Series”) aiming to connect global healthcare professionals through knowledge and experience sharing in their fight against the COVID-19 (“coronavirus”) pandemic. The Virtual Seminar Series was jointly hosted by the Beijing Medical and Health Foundation. The first panel session on neonatology was held on April 24, 2020 and jointly moderated by Dr. Lizhong Du, a renowned neonatologist and professor at Zhejiang University of China, and Dr. Anna Lavizzari, professor of Neonatal and Perinatology at University of Milan of Italy, with panelists from 7 countries including Brazil, China, Italy, Norway, Poland, Spain and Turkey.

On April 1, 2020, the Company announced that Sunshine Health Forums, the Company’s online portal providing healthcare and wellness knowledge to the general public, hit a major milestone with accumulative subscribers and click-throughs (since its launch in mid-2016) exceeding 5.1 million and 1.3 billion, respectively, by the end of March.

On March 23, 2020, the Company provided an update regarding the impact of COVID-19 on its operations and announced it has successfully developed and launched coronavirus curriculum with over 60 courses covering a wide range of medical specialties including anesthesiology, surgery, oncology, obstetrics and gynecology, pediatrics, infectious disease, respirology, critical medicine and psychiatry. The Curriculum includes both free online courses developed independently by the Company and customized courses developed through partnership/sponsorship with leading pharmaceutical companies and not-for-profit organizations, including Sanofi Pasteur, Fresenius Kabi, Johnson & Johnson, Lundbeck, Boehringer Ingelheim, Chinese Journal of Anesthesiology, Chinese Journal of Surgery, obgy.cn, China Association of Health Promotion and Education, and the Chinese Society of Psychiatry.

On March 2, 2020, the Company announced that Network 1 Financial Securities, Inc., who acted as the lead underwriter and bookrunner of the Company’s IPO, had partially exercised their over-allotment option and purchased an additional 315,003 Class A ordinary shares at the IPO price of $4.00 per share. As a result, the Company raised gross proceeds of approximately $1.26 million, in addition to the previously announced IPO gross proceeds of $12.0 million, or combined gross proceeds in this IPO of approximately $13.26 million, before underwriting discounts and commissions and offering expenses.

On February 21, 2020, the Company announced the pricing of its IPO of 3,000,000 Class A ordinary shares at a public offering price of $4.00 per share, generating gross proceeds of approximately $12.0 million, and net proceeds of approximately $9.97 million. The shares began trading on the NASDAQ Capital Market on February 24, 2020, under the ticker symbol “ZCMD”. The offering was closed on February 26, 2020.

About Zhongchao Inc.

Incorporated in 2012 with headquarter offices in Shanghai and Beijing, China, Zhongchao Inc. is an online provider of healthcare information, professional training and educational services to healthcare professionals under its “MDMOOC” platform (www.mdmooc.org) and to the public under its “Sunshine Health Forums” platform (www.ygjkclass.com) in China. More information about the Company can be found at its investor relations website at http://izcmd.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the professional training and educational services market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC, the length and severity of the recent coronavirus outbreak, including its impacts across our business and operations.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Pei Xu, CFO

Email: xupei@mdmooc.org

Phone: +86 21-3220-5987

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com

Phone: +1 732-910-9692

ZHONGCHAO INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Years Ended December 31, 2019, 2018 and 2017

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2019	2018	2017
Revenues	$14,882,763	$12,865,870	$9,816,312
Cost of revenues	(4,655,827)	(4,456,353)	(3,970,068)
Gross Profit	10,226,936	8,409,517	5,846,244

Operating Expenses
Selling and marketing expenses	(3,196,469)	(2,261,258)	(2,715,201)
General and administrative expenses	(2,524,003)	(1,425,663)	(1,139,165)
Research and development expenses	(864,320)	(1,447,949)	(943,253)
Total Operating Expenses	(6,584,792)	(5,134,870)	(4,797,619)

Income from Operations	3,642,144	3,274,647	1,048,625

Interest income, net	211,479	191,609	17,331
Other income, net	534,020	37,364	275,019
Income Before Income Taxes	4,387,643	3,503,620	1,340,975

Income tax (expenses) benefits	(387,144)	(502,131)	153,953

Net Income	4,000,499	3,001,489	1,494,928

Net loss attributable to noncontrolling interests	46,171	17,834	34,352

Net Income Attributable to Zhongchao Inc.’s shareholders	$4,046,670	$3,019,323	$1,529,280

Other Comprehensive (Loss) Income
Foreign currency translation adjustment	(173,604)	(379,520)	228,786
Comprehensive Income	3,826,895	2,621,969	1,723,714

Total comprehensive loss attributable to noncontrolling interests	46,171	17,834	34,352
Total comprehensive income attributable to Zhongchao Inc.’s shareholders	$3,873,066	$2,639,803	$1,758,066

Weighted average number of ordinary share outstanding
Basic and Diluted	21,600,135	20,764,245	19,562,121

Earnings per share
Basic and Diluted	$0.187	$0.145	$0.078

ZHONGCHAO INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2019 and 2018

(Expressed in U.S. dollar, except for the number of shares)

	December 31, 2019	December 31, 2018
ASSETS
Current Assets
Cash and cash equivalents	$7,832,552	$7,918,675
Short-term investments	-	1,163,552
Accounts receivable	5,078,419	1,993,237
Prepayments	325,496	562,575
Due from a related party	14,364	-
Other current assets	1,258,040	923,318
Total Current Assets	14,508,871	12,561,357

Property and equipment, net	1,889,973	669,905
Land use rights, net	366,409	392,761
Intangible assets, net	37,323	44,054
Right of use assets	245,982	-
Deferred tax assets	688,994	378,047
Total Assets	$17,737,552	$14,046,124

LIABILITIES AND EQUITY
Current Liabilities
Short-term borrowings	$-	$727,220
Accounts payable	117,064	23,625
Advances from customers	73,961	553,409
Deferred income, current portion	323,192	407,243
Income tax payable	897,892	288,111
Operating lease liabilities, current portion	210,219	-
Accrued expenses and other liabilities	735,334	333,901
Total Current Liabilities	2,357,662	2,333,509

Deferred income, noncurrent portion	-	327,249
Operating lease liabilities, noncurrent portion	41,363	-
Total Liabilities	2,399,025	2,660,758

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary Share (par value $0.0001 per share, 450,000,000 shares authorized; 16,102,420 and 16,102,420 shares issued and outstanding at December 31, 2019 and 2018, respectively)*	1,610	1,610
Class B Ordinary Share (par value $0.0001 per share, 50,000,000 shares authorized; 5,497,715 and 5,497,715 shares issued and outstanding at December 31, 2019 and 2018, respectively)*	550	550
Additional paid-in capital	12,044,855	11,945,979
Statutory reserve	415,813	20,539
Retained earnings (Accumulated deficit)	3,267,087	(384,309)
Accumulated other comprehensive loss	(344,771)	(171,167)
Total Zhongchao Inc.’s Shareholders’ Equity	15,385,144	11,413,202

Noncontrolling interests	(46,617)	(27,836)
Total Shareholders’ Equity	15,338,527	11,385,366
Total Liabilities and Shareholders’ Equity	$17,737,552	$14,046,124

ZHONGCHAO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019, 2018 and 2017

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2019	2018	2017
Cash Flows from Operating Activities:
Net income	$4,000,499	$3,001,489	$1,494,928
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expenses	102,905	38,699	16,270
Amortization of right of use assets	159,259	-	-
Recognition (reversal) of share-based compensation expenses	159,984	(14,483)	110,940
Deferred tax (benefits) expenses	(318,087)	60,975	(153,953)
Changes in operating assets and liabilities:
Accounts receivable	(3,134,065)	(792,031)	(777,425)
Prepayments	231,894	(583,613)	6,352
Other current assets	119,523	(659,145)	(237,676)
Accounts payable	94,461	(548,507)	(737,353)
Advances from customers	(476,261)	(125,872)	146,875
Income tax payable	618,120	296,904	(14,999)
Accrued expenses and other liabilities	408,725	85,954	(598,809)
Lease liabilities	(153,616)	-	-
Deferred income	(405,321)	552,277	207,196
Net Cash Provided by (Used in) Operating Activities	1,408,020	1,312,647	(537,654)

Cash Flows from Investing Activities:
Purchases of property and equipment	(1,312,941)	(668,067)	(32,219)
Payment for land use rights	-	(418,520)	-
Purchases of intangible assets	-	-	(49,477)
Investments in short-term investments	(2,460,879)	(2,920,260)	(1,753,763)
Release from short-term investments	3,618,940	3,502,799	-
Buy out of a non-controlling interests	(33,718)	-	-
Due from a related party	(14,476)	-	-
Net Cash Used in Investing Activities	(203,074)	(504,048)	(1,835,459)

Cash Flows from Financing Activities:
Capital contribution from shareholders	-	3,580,260	2,732,081
Proceeds from bank borrowings	-	756,544	-
Repayment of bank borrowings	(723,788)	-	-
Payment of issuance costs relating to initial public offerings	(468,328)	-	-
Net Cash (Used in) Provided by Financing Activities	(1,192,116)	4,336,804	2,732,081

Effect of exchange rate changes on cash and cash equivalents	(98,953)	(205,243)	195,860

Net (decrease) increase in cash and cash equivalents	(86,123)	4,940,160	554,828
Cash and cash equivalents at beginning of year	7,918,675	2,978,515	2,423,687
Cash and cash equivalents at end of year	$7,832,552	$7,918,675	$2,978,515

Supplemental Cash Flow Information
Cash paid for interest expense	$30,312	$5,840	$-
Cash paid for income tax	$87,111	$144,252	$14,999

Noncash investing activities
Right of use assets obtained in exchange for operating lease obligations	$160,424	$-	$-